Exhibit 99.1

Form 51-102F3

Material Change Report

1.                                      Name and Address of Company:

The Descartes Systems Group Inc. (“Descartes”)

120 Randall Drive

Waterloo, Ontario N2V 1C6

2.                                      Date of Material Change:

June 23, 2014

3.                                      News Release:

A news release disclosing the material change was issued and disseminated by Descartes through the services of Globe Newswire on June 23, 2014.

A copy of the news release is attached hereto as Schedule “A”.

4.                                      Summary of Material Change:

On June 23, 2014, Descartes announced the commencement of a marketed, underwritten public offering in the United States and in Canada of 9,500,000 common shares of Descartes (“Common Shares”), to be made through an underwriting group.  The underwriters were also granted an option, exercisable at any time not later than the 30th day after the filing of the final prospectus supplement relating to the offering, to purchase up to 1,425,000 additional Common Shares on the same terms and conditions, to cover their over-allocation position, if any.

5.                                      Full Description of Material Change:

On June 23, 2014, Descartes announced the commencement of a marketed, underwritten public offering in the United States and in Canada of 9,500,000 Common Shares, to be made through an underwriting group co-led by Morgan Stanley, Barclays and GMP Securities L.P., who acted as joint book-running managers of the offering and as representatives of the underwriters, which included Canaccord Genuity Inc., Raymond James Ltd., TD Securities Inc., and William Blair (collectively, the “Underwriters”).  The Underwriters were also granted an option, exercisable at any time not later than the 30th day after the filing of the final prospectus supplement relating to the offering, to purchase up to 1,425,000 additional Common Shares on the same terms and conditions, to cover their over-allocation position, if any.

Subsequent to the material change, on June 26, 2014, Descartes announced that it will offer the Common Shares at a price of US$13.50 per share.  On July 2, 2014, Descartes closed the public offering and the Underwriters exercised the over-allotment option in full. The total offering of 10,925,000 Common Shares resulted in aggregate gross proceeds of US$147,487,500.

6.                                      Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.                                      Omitted Information:

Not applicable.

8.                                      Executive Officer:

Michael Verhoeve

Executive Vice President, Legal,

General Counsel & Corporate Secretary
The Descartes Systems Group Inc.
Tel:  1-519-746-6114 x202323

MVerhoeve@descartes.com

9.                                      Date of Report:

July 2, 2014

SCHEDULE “A”

Descartes Announces Commencement of Public Offering

WATERLOO, Ontario, June 23, 2014 (GLOBE NEWSWIRE) — Descartes Systems Group (“Descartes”) (TSX:DSG) (Nasdaq:DSGX), a global leader in uniting logistics-intensive businesses in commerce, today announced the commencement of a marketed, underwritten public offering of 9,500,000 Common Shares. The underwriters will also have the option, at any time not later than the 30th day after the filing of the final prospectus supplement, to purchase up to 1,425,000 additional Common Shares on the same terms and conditions, to cover their over-allocation position, if any.

Completion of the offering is subject to market conditions and approval by the Toronto Stock Exchange. There can be no assurance as to whether or when the offering may be completed, or as to the actual size, price or other terms of the offering. Descartes intends to use the net proceeds of the offering for general corporate purposes, including as an available source of funding for potential future acquisition opportunities, as well as for possible repayment of outstanding indebtedness under its revolving debt facility.

The offering is being made through an underwriting group co-led by Morgan Stanley, Barclays and GMP Securities L.P., who are acting as joint book-running managers of the offering and as representatives of the underwriters, which include Canaccord Genuity Corp., TD Securities Inc., William Blair & Company LLC and Raymond James Ltd.

The offering is being conducted in the United States pursuant to Descartes’ effective shelf registration statement filed with the United States Securities and Exchange Commission (the “SEC”) and in Canada pursuant to a short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec. A preliminary prospectus supplement containing important information relating to these securities will be filed in the United States with the SEC and in Canada with the securities commissions in each of the provinces of Canada, other than Quebec. The preliminary prospectus supplement will still be subject to completion or amendment. A final prospectus supplement relating to the offering will also be filed in the United States with the SEC and in Canada with the securities commissions in each of the provinces of Canada, other than Quebec. When available, copies of the preliminary and final prospectus supplements relating to these securities may be obtained by visiting the SEC’s website at www.sec.gov, on SEDAR at www.sedar.com or from: Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, Barclays Capital Inc., Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (888) 603-5847, or by email at Barclaysprospectus@broadridge.com; or GMP Securities L.P., 145 King Street West, Suite 300, Toronto ON M5H 4G2, or by email at ecm@gmpsecurities.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Descartes

Descartes is a global leader in uniting logistics-intensive businesses. Descartes has over 173,000 parties using its cloud-based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world’s largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world.

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the proposed public offering, the terms of the offering, the proposed use of proceeds, the underwriters and the availability of the preliminary and final prospectus supplements. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, market conditions, regulatory approvals and the factors and assumptions discussed in the sections entitled “Risk Factors” in the short form base shelf prospectus, the preliminary prospectus supplements and the final prospectus supplement, as well as the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the SEC, the Ontario Securities Commission and other securities regulatory authorities across Canada, including Descartes’ interim management’s discussion and analysis for the three months ended April 30, 2014. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

CONTACT: Descartes Investor Contact

Laurie McCauley

(519) 746-6114 x202358

investor@descartes.com